FRONTEER ACQUIRES ADDITIONAL SHARES
AND
NOW OWNS 92.1% OF AURORA ENERGY RESOURCES INC.

NEWS RELEASE 09-04	MARCH 2, 2009
VANCOUVER — Fronteer Development Group Inc. (“Fronteer”) (FRG — TSX/NYSE-Alternext) is pleased to announce that as of 8:00 p.m. on March 2, 2009, approximately 36,526,336 common shares (“Aurora Shares”) of Aurora Energy Resources Inc. (“Aurora”) had been validly deposited to Fronteer’s offer to acquire all of the outstanding Aurora Shares that it did not already own (the “Offer”). Fronteer has taken up and accepted for payment all of such Aurora Shares. Fronteer has now increased its ownership interest from approximately 42.2% to approximately 92.1% of the outstanding Aurora Shares. The Offer expired at 8:00 p.m. on March 2, 2009.
Fronteer President and Chief Executive Officer Mark O’Dea said: “We are pleased that Aurora shareholders have accepted our Offer, and we welcome them as Fronteer shareholders.”
Fronteer offered to acquire all of the outstanding Aurora Shares on the basis of 0.825 of a common share of Fronteer for each Aurora Share. Payment of 0.825 of a Fronteer common share for each Aurora Share validly tendered to the Offer, subject to adjustment with respect to fractional shares, will be made on or before March 5, 2009. Fronteer will issue approximately 30,134,227 common shares as payment for the Aurora Shares acquired under the Offer.
Fronteer intends to take such actions as are necessary, including holding a special meeting of Aurora shareholders, to effect a subsequent acquisition transaction that will enable Fronteer to acquire the remaining outstanding Aurora Shares not tendered under the Offer, resulting in Fronteer’s ownership of 100% of the Aurora Shares. Fronteer intends to vote all of its Aurora Shares, including the Aurora Shares acquired under the Offer in favour of any subsequent acquisition transaction. The Aurora Shares acquired by Fronteer under the Offer are qualified to be included as votes in favour, and are sufficient to ensure the approval by a majority of the minority of Aurora Shares, of any subsequent acquisition transaction that may be proposed by Fronteer, in accordance with applicable Canadian securities laws. Following the completion of such a transaction, Fronteer currently intends to apply to de-list the Aurora Shares from the Toronto Stock Exchange and to cause Aurora to cease to be a reporting issuer.
ABOUT FRONTEER
Fronteer is an exploration and development company with a track record of making big discoveries. In addition to its ownership interest in Aurora, Fronteer has an extensive portfolio of advanced stage gold projects in Nevada and a 40% interest in three gold and copper-gold projects in western Turkey. Fronteer has no debt and is not invested in any short-term commercial paper or asset-backed securities.

Fronteer has approximately $76 million in cash and cash equivalents held with large Canadian commercial banks.
FURTHER INFORMATION
For further information about Fronteer, please visit www.fronteergroup.com or contact:
Mark O’Dea, Ph.D, P.Geo, President & Chief Executive Officer
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com
Kingsdale Shareholder Services Inc., the Information Agent and Depositary
The Exchange Tower, 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2
North American Toll-Free Phone: 1-866-581-0510
E-mail: contactus@kingsdaleshareholder.com
Outside North America, Banks and Brokers Call Collect: 416-867-2272
FORWARD-LOOKING STATEMENTS
Except for the statements of historical fact contained herein, certain information presented constitutes forward-looking statements. Such forward-looking statements include, without limitation, those with respect to potential expansion of mineralization, plans for exploration and development, potential future production, exploration budgets and timing of expenditures and community relations activities and any statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements, and involve known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of Fronteer to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, changes in government legislation, changes in ownership interest in a project, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, copper, silver and uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, international operations and joint ventures, estimation of reserves and resources, government regulation and permitting matters, a delay in the consummation of the proposed subsequent transaction or the failure to complete the proposed subsequent transaction for any other reason, the amount of costs, fees and expenses related to the Offer or such subsequent transaction, the anticipated benefits to Aurora and Fronteer shareholders and other expected or anticipated benefits of the acquisition of Aurora, as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s Annual Information Form and Fronteer’s latest Form 40-F and in the section entitled “Risks Relating to the Offer” in Fronteer’s offer and take-over bid circular dated January 23, 2009 on file with the Canadian securities regulators and included in the Registration Statement on Form F-8 filed with the U.S Securities and Exchange Commission. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause Fronteer’s plans, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.